Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2018

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 15, 2018, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: February 15, 2018	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Press Release 1
The Hague – February 15, 2018

Aegon Supervisory Board Member Dirk Verbeek to step down at next AGM

Aegon announces that Dirk P.M. Verbeek, member of its Supervisory Board, has decided to step down at the next Annual General Meeting of Shareholders (AGM) of May 18, 2018.

After completing ten years as a member of Aegon’s Supervisory Board, Dirk Verbeek has expressed his desire to step down at the AGM in May 2018. He was first appointed to Aegon’s Supervisory Board in April 2008, and is in his third and final term. He currently serves as member of the Risk Committee and the Nomination and Governance Committee of the Supervisory Board.

“We would like to thank Dirk for his dedication and commitment to Aegon over the last ten years. His insights and valued contribution to the Board and its various committees will be missed”, said Rob Routs, Chairman of Aegon’s Supervisory Board.

The Supervisory Board is in the process of selecting new candidates for appointment and will propose any such candidate in due course for approval to the company’s shareholders. Profiles of individual members of Aegon’s Supervisory Board and information about the composition of the Board are available on www.aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Dick Schiethart +31 (0) 70 344 8821 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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